Elliot Cooperstone

March 30, 2023

VIA EMAIL

Cano Health, Inc.

9725 NW 117th Avenue

Miami, Florida 33178

Attn: Board of Directors

Re:	Resignation as Director

Dear Members of the Board:

I am writing to tender my resignation from the board of directors (the “Board”) of Cano Health, Inc. (the “Company” or “Cano Health”), effective immediately.

I have served on the Board since a special purpose vehicle affiliate of our private equity investment firm, InTandem Capital Partners, LLC, made an investment in Cano Health in 2016 and remained on the Board after we ceased to be the controlling investor when the Company initially became public through the merger with JAWS Acquisition Corp. in June 2021. Since then, I have sought to work constructively with my fellow Board members to improve the Company’s corporate governance and increase value for all shareholders. However, it has become increasingly apparent that the majority of the Board is unwilling to take the measures necessary to allow the Company to adopt and implement best practices to effectively oversee management.

As you are aware, Barry Sternlicht has also resigned from the Board. I agree with the substance and views raised by Mr. Sternlicht in his letter of resignation. As the single largest shareholder of the Company, my primary focus has always been on unlocking Cano Health’s potential to maximize shareholder value and I have previously urged my fellow directors to proactively consider all strategic opportunities to create shareholder value—in particular, through the immediate sale of non-core assets, while renewing its focus on the Company’s high performing business in Florida to enable a near term “Holdco” sale of what would be a highly profitable and attractive company. However, when I have raised these views, as well as the concerns highlighted by Mr. Sternlicht, they have fallen on deaf ears. Worse, after raising these issues, I, and the other directors who voiced concerns, were excluded from discussions regarding these critical topics and denied access to the full information, discussion and debate to which we are entitled as directors. Most recently, such exclusion was effected through the formation of a “Special Committee”, which has been seemingly operating as a “shadow board” to exclude only the directors who have expressed significant concerns about the Company’s governance and value creation strategy.

Based on our differing views on acceptable corporate governance practices, healthy Board processes, and value creation strategy, I am no longer able to serve on the Board and I hereby tender my resignation, effective immediately.

Sincerely,

Elliot Cooperstone